FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 07, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Director

MINUTES NO. 151 OF SADIA S.A. BOARD OF DIRECTORS EXTRAORDINARY MEETING,    HELD ON OCTOBER 6, 2008

On the sixth day of October of the year two thousand and eight, at 02:00 p.m, at its office at Rua Fortunato Ferraz No. 365 – 2o. andar, in São Paulo-SP, the members of Sadia S.A. Board of Directors held a meeting  chaired by Mr.  Walter Fontana Filho, and upon a verification of compliance with the first paragraph of Article 16 of the Bylaws, the meeting was called to order to discuss the following:

CHANGES TO THE BOARD OF DIRECTORS:-

Taking the floor, the Chairman of the Board of Directors announced that he had in his hands letters of resignation from the positions of members of the Board of Directors submitted by himself, as Chairman, and by Mr.  Eduardo Fontana d´Avila, as Vice Chairman. He then read the letters and emphasized that, in both cases, the resignation was due to private reasons which prevented them from continuing to hold their respective positions as Board members while performing their respective duties with the dedication and assiduity they deemed necessary. This issue was tabled for discussion and, since pursuant to Article 151 of Law No. 6404/76, a resignation becomes effective towards the Company from the moment of its submission, the remaining members, by unanimous voting, decided to: 1 – accept the resignation of both Board members; 2 – fill one of the vacant positions by appointing, subject to ratification by the next General Meeting of Shareholders, Mr. LUIZ FERNANDO FURLAN, a Brazilian citizen, married, business administrator, ID RG No. 2.985.393 SSP/SP, enrolled in the Ministry of Finance Register of Individual Taxpayers - CPF/MF under No. 019.489.978-00, resident and domiciled at Alameda Escócia, No. 275 - Alphaville Residencial I, in Barueri-SP, to fill the remaining portion of the term of the replaced member, which shall end on the date of the Ordinary General Meeting of Shareholders to be held in 2009; 3 – assign, subject to ratification by the next General Meeting of Shareholders, the duties of Chairman of the Board of Directors to the newly-elected member; 4 – not to fill, for the time being, the other vacant position, nor assign the function of Vice Chairman to any other Board Member, putting this decision off for a more convenient time; 5 – determine that the resignation letters be safeguarded and filed in the offices of the Board of Directors as documents of this body. Proceeding with the meeting, the newly-appointed Board member, who was present in the adjoining room, was invited to come into the meeting room to be formally advised of the decision. Subsequently, upon the acceptance of the appointment, the  Chairman interrupted the works to draw up the Instrument of Investiture for the signature of the new member of the Board. The Instrument of Investiture was then signed and the new Chairman of the Board represented, before all those present, in compliance with the provision in Paragraph 1 of Article No.  1011 of Law No. 10406/2002 (The New Civil Code), that he was not, and never had been, subject to any of the crimes contemplated in the law and which might bar him from exercising the functions of an administrator. Upon the completion of the legal formalities, Mr.  Walter Fontana Filho thanked the Board members for their contribution during his term on the Board and invited Mr. Luiz Fernando Furlan to take the office of Chairman of Board of Directors of Sadia S. A. Upon assuming this position, the new Chairman expressed his thanks for the appointment and then offered the floor to anyone wishing to speak. Since nobody came forward, and there being no further business, the meeting was adjourned and these minutes were drawn up and signed by all Board members present.

São Paulo-SP, October 06, 2008

/s/ Walter Fontana Filho (Chairman); Eduardo Fontana d’Avila (Vice Chairman); Cássio Casseb Lima; Diva Helena Furlan; Everaldo Nigro dos Santos; Francisco Silverio Morales Céspede; José Marcos Konder Comparato; Norberto Fatio, Roberto Faldini and Vicente Falconi Campos.

I certify that this is a faithful copy of Minutes No. 151, transcribed from the Book of Minutes No. 5 of Sadia S.A. Board of Directors Meetings.

José Nestor Conceição Hopf

Secretary